                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                              ---------------------

                      MORRISON MANAGEMENT SPECIALISTS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               YORKMONT ONE, INC.
                                COMPASS GROUP PLC
                      (NAMES OF FILING PERSONS (OFFERORS))

                              ---------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
(INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED
                                     STOCK)
                         (TITLE OF CLASS OF SECURITIES)
                              ---------------------

                                    618459101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             LAUREN A. STOERY, ESQ.
                                 GENERAL COUNSEL
                             COMPASS GROUP USA, INC.
                               2400 YORKMONT ROAD
                         CHARLOTTE, NORTH CAROLINA 28217
                            TELEPHONE: (704) 329-4034
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:
                           BOYD C. CAMPBELL, JR., ESQ.
                       SMITH HELMS MULLISS & MOORE, L.L.P.
                             201 NORTH TRYON STREET
                         CHARLOTTE, NORTH CAROLINA 28202
                            TELEPHONE: (704) 343-2030


                            CALCULATION OF FILING FEE


     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**

          $511,353,360                                     $102,270.68

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 12,783,834 SHARES OF COMMON STOCK OF MORRISON MANAGEMENT SPECIALISTS, INC. AT THE TENDER OFFER PRICE OF $40.00 PER SHARE OF COMMON STOCK.

** THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF 1% OF THE TRANSACTION VALUATION.

[X ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:............... $102,270.68
FORM OR REGISTRATION NO.:.............  SCHEDULE TO/A AMENDMENT NO. 2
FILING PARTY:.........................  YORKMONT ONE, INC. AND COMPASS GROUP PLC
DATE FILED:...........................  MARCH 19, 2001

[ ] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [ ]

         This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") as amended by Amendment No. 1 to the Schedule TO filed March 1, 2001, relating to the offer by Yorkmont One, Inc., a Georgia corporation (the "Purchaser") and a wholly owned indirect subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Shares"), of Morrison Management Specialists, Inc., a Georgia corporation (the "Company"), at a purchase price of $40.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal. This Amendment is being filed on behalf of the Purchaser and Parent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEM  1. SUMMARY TERM SHEET.

         In order to clarify that payment may not be delayed for reasons of legal compliance generally, but solely for receipt of regulatory approvals, Item 1 and the remainder of the Schedule TO is hereby amended to delete the second sentence under Section 4 of the Offer to Purchase (and elsewhere in the document where such sentence appears) and to replace such sentence (or similar language) with the following sentence:

"The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in anticipation of regulatory approvals, including, without limitation, the HSR Act."

ITEM  4. TERMS OF THE TRANSACTION.

         Item 4 to the Schedule TO is hereby amended and supplemented by adding the following sentence:

"All conditions to the Offer will be satisfied or waived on or before the expiration of the Offer."

ITEM  7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 of the Schedule TO is hereby amended and supplemented to include the following additional information.

         Section 10 on page 18 of the Offer to Purchase is amended and supplemented to include the following information:

"Funds to purchase tendered Shares are expected to be obtained under Parent's existing revolving credit facility dated as of June 6, 2000 between Granada Compass (since novated to Parent) and a syndicate of six arranging banks (now further syndicated) presently in the principal amount of (pound)3,750,000,000. The interest rate for this facility is LIBOR plus 0.5 percent plus mandatory costs."


ITEM 12. EXHIBITS.

*(a)(1)(A)        Offer to Purchase dated February 16, 2001.

*(a)(1)(B)        Letter of Transmittal.

*(a)(1)(C)        Notice of Guaranteed Delivery.

*(a)(1)(D)        Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees.

*(a)(1)(E)        Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and Other Nominees.

*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

*(a)(1)(G)        Joint Press Release issued by Parent and the Company on
                  February 6, 2001.

*(a)(1)(H)        Summary Advertisement published February 16, 2001.

*(a)(5)(A)        Press Release issued by Parent March 1, 2001.

 (b)              Not applicable.

*(d)(1) Agreement and Plan of Merger dated as of February 6, 2001, as amended, among Parent, Purchaser and the Company.

*(d)(2) Confidentiality Agreement dated December 4, 2000, between Parent and the Company.

*(d)(3) Employment Agreement and Addendum, each dated as of February 5, 2001 between the Company and Glenn A. Davenport.

*(d)(4) Employment Agreement and Addendum, each dated as of February 5, 2001 between the Company and K. Wyatt Engwall.

*(d)(5) Employment Agreement and Addendum, each dated as of February 5, 2001 between the Company and Gary L. Gaddy.

(g)               Not applicable.

(h)               Not applicable.

----------------------------------------------------

*        Previously filed.


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             YORKMONT ONE, INC.

                                             By: /s/ Thomas G. Ondrof
                                                 -------------------------------
                                                 Thomas G. Ondrof
                                                 Chief Financial Officer

                                             COMPASS GROUP PLC

                                             By: /s/ Thomas G. Ondrof
                                                 -------------------------------
                                                 Thomas G. Ondrof
                                                 Authorized Agent

Dated: March 20, 2001